Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT
ON FORM 20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING
RULE 5250(d)

Tel Aviv, Israel, April 27, 2018, Elbit Imaging Ltd. (“Company”) (TASE, NASDAQ: EMITF) announced today that its annual report on Form 20-F for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission on April 28, 2018 is available through its website at: www.elbitimaging.com under: “Investor Relations - Financial Reports - 2018 - 20F/Form 2017”. Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO&Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com